CODE OF ETHICS
Implementation Date January 1, 2009	Revision Date January 1, 2015	Page 1 of 11

A.	INTRODUCTION

Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) requires all investment advisors registered with the Securities and Exchange Commission (SEC) to adopt a code of ethics that sets forth standards of conduct and requires compliance with federal securities laws. To comply with Rule 204A-1 and Rule 17j-1(b)(1) of the Investment Company Act of 1940 (“1940 Act”), RidgeWorth Capital Management LLC and its wholly owned subsidiaries (collectively, the “Firm”) have adopted this Code of Ethics (the “Code”) that is intended to reflect fiduciary principles that govern the conduct of the Firm and its Access Persons, as defined below in Section D. The Code prohibits certain types of personal transactions deemed to create conflicts of interest, or at least the potential for, or the appearance of, such conflicts and establishes reporting requirements and enforcement procedures. The Code is evaluated and updated as necessary and any amendments are provided to all employees. Employees are required to certify, at least annually, that they have received the Code and any amendments, and are in compliance with all applicable provisions thereof.

The Firm has confidence in the integrity and good faith of its Access Persons. However, the Firm recognizes that its Access Persons may have knowledge of present or future portfolio transactions and, in certain instances, the power to influence portfolio transactions made on behalf of client accounts, including one or more of the RidgeWorth mutual funds (“RidgeWorth Funds”) and other mutual funds sub-advised by the Firm; common/collective funds; and individually managed accounts (all collectively referred to as “Clients”). Such knowledge could place those individuals, if they engage in personal transactions in securities that are eligible for investment by Clients, in a position where their personal interests may conflict with those of the Firm’s Clients. Consequently, all Access Persons are subject to the Code’s rules and regulations regardless of position, length of employment, area of expertise, etc. In addition to adhering to the Code, all employees shall also adhere to the Firm’s Business Conduct policy.

The Firm takes great pride in its reputation and is confident that employees will comply with all regulatory and Firm-specific rules and procedures. The Code is fully supported by senior management and is constantly reinforced through active business and compliance communications, and annual education and training.

B.	STANDARD OF CONDUCT

All Access Persons are responsible to review, be familiar with, and comply with the Code. Access Persons must comply with all of the laws, rules, and regulations applicable to the business in which they engage, including all federal, state, and local laws. Although not expected to know the details of each law governing Firm business, each Access Person is expected to be familiar with and comply with Firm-wide policies and procedures as they apply to his or her job function, and when in doubt, to seek advice from managers, Compliance, or other appropriate personnel.

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C.	MATERIAL NONPUBLIC INFORMATION

No employee may trade, either personally or on behalf of others (such as for accounts advised by the Firm), in a security for which he or she possesses material nonpublic information, nor may such individual communicate material nonpublic information to others in violation of the law. This restriction on trading while in possession of material nonpublic information pertains to all securities. Examples include but are not limited to stocks, bonds, and RidgeWorth Funds. Employees must review and comply with both Section 4.4 of the Policy Manual entitled “Insider Trading” and the Firm’s Information Barrier Policy. These policies define material nonpublic information and delineate employee responsibilities.

D.	PERSONAL TRADING

Definitions

•	Access Persons - all directors[1], officers, full and part-time employees, certain independent contractors[2], and certain employees of affiliates[3] who are located at the Firm’s offices and/or perform most of their job functions on behalf of the Firm.

•	Beneficial Ownership - any direct or indirect pecuniary interest in a security. An Access Person is considered to have Beneficial Ownership of securities and accounts held by members of his or her immediate family living in the same house (e.g., spouse, domestic partner, and children) or by certain partnerships, trusts, or other arrangements. Access Persons are also considered to have Beneficial Ownership in securities and accounts where they have the ability to execute trades, such as through a power of attorney or other contractual authority.

•	Blackout Period - a period where Access Persons may not execute personal securities transactions because the Firm is or may be trading in the same or similar securities. The Blackout Period is a total of fifteen (15) calendar days and applies to Covered Security transactions. This means no Access Person may purchase or sell any Covered Security on the same day as, or in the seven (7) calendar days before or after, the trade date if that same security is being purchased or sold on behalf of Clients.

•	Covered Security - any stock, bond, security future, investment contract, or any other instrument that is considered a “security” under the Advisers Act. The term Covered Security is very broad and includes items not ordinarily thought of as “securities,” such as:

•	Options on securities, indexes, and currencies

[1]	Directors of RidgeWorth Capital Management LLC are required to report holdings and accounts on an annual basis and direct statement copies to the Firm.
[2]	The Firm reserves the right to determine on a case-by-case basis whether an independent contractor is considered an Access Person. Length of contract and position will be determining factors.
[3]	The Firm reserves the right to determine on a case-by-case basis when and how employees of affiliates who are located at the Firm’s offices may be subject to reporting requirements

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•	Warrants

•	Investments in limited partnerships

•	Exchanged Trade Funds (ETFs), closed end funds, foreign unit trusts and foreign mutual funds

•	Private investment funds, hedge funds, and investment clubs

•	Proprietary mutual funds that are advised or sub-advised by the Firm (e.g., RidgeWorth Funds)

•	Non-proprietary mutual funds that are advised or sub-advised by the Firm.

•	Designated Broker - a specific list of securities firms where Access Persons are permitted to maintain accounts.

•	Disqualified Trade – a trade made by an Access Person that conflicts with Firm trading during the post trade Blackout Period.

•	Holding Period - short term trading is prohibited. Covered Securities generally must be held for at least thirty (30) calendar days. This includes transactions in options and futures. Access Persons may not close an open option position in less than thirty (30) calendar days from the time of the original opening transaction or purchase options that expire in less than thirty (30) calendar days. Access Persons may sell covered calls or buy a put with expiration shorter than the holding period provided the Access Persons has held the underlying security for at least thirty (30) calendar days. Mutual funds that are considered Covered Securities are subject to Market Timing restrictions rather than the (30) calendar days. ETFs, closed end funds or options on ETFs, currencies, or indexes are not subject to the holding period.

•	Initial Public Offering (IPO) - an offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934.

•	Managed Account - an account managed by a third party in which the Access Person has no power to affect, or ability to control or influence, investment decisions in the account and does not prospectively communicate (directly or indirectly) with the person(s) with investment discretion regarding trading activity in the account. Transactions and holdings in these accounts do not need to be reported to the Firm. These accounts are not subject to the Designated Broker policy. Documentation must be approved by the Review Officer for all Managed Accounts in order to be exempt from the policy provisions. Examples of documentation include a signed copy of an Investment Management Agreement or a letter signed by the investment manager confirming that the account is, or will be, fully discretionary, and that the Access Person has no power to affect or influence investment decisions.

•	Market Timing - excessive short-term trading in mutual funds. This type of activity can be detrimental to long-term shareholders, and consequently mutual fund companies must maintain policies and procedures to detect and prevent Market Timing abuses and other short-term trading.

•	Private Placement - an offering of a stock or bond that is exempt from registration under Section 4(2) or Section 4(6) of the Securities Act of 1933.

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•	Review Officer - the employee(s) selected by the Firm to administer the Code (i.e., the Chief Compliance Officer (CCO) or his/her designee).

•	Personal Trade Restricted Securities Lists – lists maintained by Compliance that contain certain securities that may not be traded by Access Persons. These lists are not distributed to Access Persons. There are currently two (2) Personal Trade Restricted Securities Lists: the Private Securities List,which contains companies the Firm has access to private financial information and the Blacklist, which contains companies in which the Firm has material, nonpublic information. Requests made to purchase or sell securities maintained on the Private Securities List will be denied for employees of Seix Investment Advisors LLC. Requests made to purchase or sell securities maintained on the Blacklist would be denied for employees of the entire Firm.

Prohibited Purchases and Sales of Securities

•	Access Persons are prohibited from purchasing and/or acquiring Beneficial Ownership of equity or fixed-income securities as part of an IPO.

•	Access Persons are prohibited from purchasing an equity security within seven (7) calendar days of that security’s IPO.

•	Access Persons may not participate in block trades with any Client transaction.

•	Access Persons are prohibited from short term trading in violation of the Holding Period.

•	Access Persons are prohibited from selling securities short, which includes a prohibition on buying put options and selling call options unless the Access Person owns the underlying security. ETFs and options on ETFs are subject to the restriction on short selling.

•	Access Persons are prohibited from buying or selling securities that are on the Firm’s Blacklist.

•	Access Persons who are Seix employees are prohibited from buying or selling securities that are on the Private Securities List.

Preclearance of Personal Securities Transactions

Access Persons are required to preclear personal transactions in all Private Placements and Covered Securities except those noted below. Preclearance requests must be submitted through the Firm’s personal trading system, Protegent PTA (“PTA”), prior to trade execution. Preclearance approvals are valid only for the date preclearance is granted. “Good-Til-Cancelled” orders that could remain active beyond a day are prohibited. Access Persons are required to preclear investments in Private Placements by submitting the Private Placement request form through PTA and sending a copy of the Offering Memorandum associated with the investment to the designated Review Officer.

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Exemptions

The following securities are exempt from the definition of Covered Security:

•	Direct obligations of the U.S. government (e.g., treasury securities)

•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt obligations, including repurchase agreements

•	Shares issued by money market funds

•	Shares of open-end mutual funds other than those that are advised or sub-advised by the Firm

•	Corporate stock options

NOTE: Investments not considered Covered Securities do not need to be reported to the Firm. However, personal securities accounts which hold or could hold Covered Securities do need to be reported.

The following account and transaction types are exempt from the reporting procedures in Section E of this Code:

•	529 Plans, unless RidgeWorth Funds are an investment option

•	401(k) accounts held by a previous employer, unless company stock or RidgeWorth Funds were investment options

•	Exercise of corporate stock options

•	Automatic Investments (i.e., Sharebuilder Accounts, automatic 401k payroll deductions)

•	Mutual fund accounts that do not have brokerage capabilities

The following Covered Security transactions are exempt from preclearance procedures:

•	Transactions in RidgeWorth Funds and non-RidgeWorth Funds sub-advised by the Firm

•	Transactions in closed end mutual funds

•	Transactions in ETFs or indexes, as well as options on ETFs, indexes, or currencies

•	Transactions in foreign mutual funds or foreign unit trusts

•	Transactions of the Firm’s hedge funds (for which purchases may only be made by “Knowledgeable Employees” as that term is defined in Rule 3c-5 of the 1940 Act).

•	Transactions which are non-volitional on the part of the Access Person, including purchases or sales upon receipt of an exercise notice of puts or calls, respectively, sold by the Access Person or sales from a margin account pursuant to a bona fide margin call (notification and reporting are required). Note: Any options exercised at the Access Person’s discretion must follow standard preclearance requirements.

•	Purchases effected upon the exercise of rights issued by a security issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer

The following Covered Security transaction amounts are considered de minimis and are exempt from a review against the Blackout Period:

•	Fixed-income transactions of $25,000 or less (e.g., 25 bonds)

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•	Equity transactions of five hundred (500) shares or less of companies whose market capitalization (share outstanding multiplied by price per share on trade date) are $3 billion or more

•	ETFs and indexes

•	Closed end fund

NOTE: The de minimis provision is not intended as an avoidance of the Blackout Period review. Therefore, Access Persons are allowed to trade up to the de minimis amount (i.e. 500 shares or 25 bonds) per security every seven (7) calendar days. The de minimis amount can be broken into multiple trades totaling 500 shares or 25 bonds over the seven (7) calendar days. Any amounts above the de minimis amount within seven (7) calendar days would be subject to a review against the Blackout Period.

The following Firm transactions will be exempt from causing a Disqualified Trade for an Access Person against the Blackout Period:

•	Trades in RidgeWorth Funds that follow an index strategy

•	Trades in separately managed accounts that follow an index strategy

The following Firm transactions generally will be exempt from causing a Disqualified Trade for an Access Person against the Blackout Period:

•	Trades that are part of a “program trade”. A program trade is a systematic order to buy or sell the securities simultaneously in the proportion that they are held in the portfolio (usually due to a cash inflow or outflow). It is not a decision on the part of the portfolio manager to begin buying or selling a security.

•	Trades that occur to bring a fund or client account back into compliance with its guidelines.

The following transactions are exempt from policy provisions (e.g. preclearance, holding period, blackout period review)

•	Sale of company stock due to the cashless exercise of company stock options through a company option program

•	Transactions in Managed Accounts

Designated Broker

Access Persons may only open new securities accounts (“Reportable Accounts”) at the following Designated Brokers:

•	Fidelity

•	Charles Schwab

•	E*Trade

•	TD Ameritrade

•	Morgan Stanley

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•	Merrill Lynch

•	Wells Fargo

•	UBS

•	Scottrade

•	Vanguard

•	Ameriprise

•	JP Morgan Private Bank

•	RidgeWorth Funds (I Shares directly through Boston Financial Data Services)

New Access Persons may only maintain Reportable Accounts at the brokers listed above. New Access Persons should move any accounts that are not with the above-mentioned brokers within 60 calendar days from hire date. During the transition period, new Access Persons who hold accounts with brokers other than the Designated Brokers should input their holdings into PTA and confirm those holdings by attaching copies of recent (not older than 45 days) brokerage statements.

Exceptions to the Designated Broker policy may be granted on a case-by-case basis by the Review Officer.

New accounts should be added to PTA within ten (10) days of opening.

Statements and confirmations for accounts maintained at an electronic Designated Broker will be received via an electronic feed directly into PTA. Statements and confirmations for accounts held at Firms where an electronic feed is not available will be received by the Firm via hard copy. Employees of RidgeWorth Capital Management LLC, Ceredex Value Advisors LLC, Certium Asset Management LLC, and Silvant Capital Management LLC should have statements and confirmations sent to the following address:

RidgeWorth Capital Management LLC

Chief Compliance Officer

P.O. Box 260269

Atlanta, GA 31126

Personal and Confidential

Employees of Seix Investment Advisors LLC should have statements and confirmations sent to the following address:

Seix Investment Advisors LLC

Attn: Compliance Officer

10 Mountainview Road, Suite C-200

Upper Saddle River, NJ 07458

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Managed Accounts are not subject to the Designated Broker Policy and duplicate statements and confirms are not required.

Requests for Waivers

Access Persons must contact the Review Officer for any requests of waivers or exceptions to this policy. Requests will be reviewed and may be granted on a case-by-case basis by the Review Officer.

E.	REPORTING PROCEDURES

1.	Holdings Reports - New Access Persons shall complete Holdings Reports in PTA within ten (10) days of their start dates with the Firm. Annually thereafter, Access Persons will be required to complete Holdings Reports by January 30th. The Firm will request that Access Persons complete Holdings Reports five (5) business days prior to January 30th, which is the regulatory deadline. Holding Reports must contain a listing of all Covered Securities, as well as all securities accounts and Managed Accounts which hold or could hold Covered Securities in which the Access Person has any direct or indirect Beneficial Ownership. This includes the disclosure of accounts held by members of the Access Person’s immediate family sharing the same household (e.g., spouse, domestic partner, children, etc.). Information must be current within forty-five (45) days prior to the day the report is submitted.

Holdings Reports to include:

•	The title and type of security, and as applicable the exchange ticker symbol (equity) or CUSIP number (fixed income), number of shares (equity), and principal amount (fixed income) of each Covered Security in which the Access Person has any direct or indirect Beneficial Ownership.

•	The name and account number of any account and the broker, dealer, or bank where the Access Person maintains an account in which Covered Securities are held or could be held for the direct or indirect benefit of the Access Person.

•	The confirmation of the absence of reportable accounts and/or holdings.

•	The date the Access Person submits the report.

2.	Transaction Reports - Access Persons shall report transactions in Covered Securities where Beneficial Ownership exists within the regulatory deadline of thirty (30) calendar days of each quarter end. The Firm will request that Access Persons complete a Transaction Report in PTA five (5) business days prior to the regulatory deadline.

Reports to include:

•	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each Covered Security

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•	The nature of the transaction (e.g., purchase, sale or any other type of acquisition or disposition)

•	The price of the security at which the transaction was effected

•	The name of the broker, dealer, or bank where the transaction was effected

•	The account number in which the transaction was executed

•	The confirmation of the absence of reportable transactions

•	The date the Access Person submits the report

3.	Newly established securities accounts - Access Persons should report new Reportable Accounts[4] in PTA within ten (10) days of the account opening.

Reports to include:

•	The name of the broker, dealer, or bank where the account was established

•	The date the account was established

•	The account name, number, and type

4.	Code of Ethics Certification - New Access Persons must certify within ten (10) days of his or her start date that he or she has received, read, understands, and recognizes his or her responsibilities under the Code of Ethics. Annually thereafter, Access Persons must certify that he or she has received, read, understands, and recognizes his or her responsibilities under the Code of Ethics. The Firm’s Compliance Manual and Code of Ethics are updated regularly, and are maintained on the Firm’s Intranet (Launchpad) and in PTA for ready access by all Firm employees.

F.	REVIEW OF REPORTS

The Review Officer shall utilize PTA in order to compare personal securities transactions reported pursuant to all sections of this Code with completed portfolio transactions of Clients for the relevant time period to determine if a violation of the Code has occurred. The Review Officer shall review quarterly a sample of the accounts which are not part of the electronic data feed to PTA to ensure that Access Persons’ quarterly transactions reports include all required reportable transactions and all transactions are pursuant to the provisions of the Code. Before determining that a violation has been committed by any person, the Review Officer shall give such a person the opportunity to supply additional explanatory material.

Exemptions listed under Section D of this Code will not be reviewed except as necessary and on a sample basis.

All Access Persons are required to report any known violations of the Code promptly to the Review Officer.

[4]	See the Designated Brokers list in Section D of this Code.

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G.	ENFORCEMENT AND DISCIPLINARY ACTION

If the Review Officer finds that a violation of the Code has occurred, he or she may, after considering the seriousness of the infraction, the employee’s job function, or any prior infractions committed by the employee, determine the appropriate disciplinary action.

If the Review Officer determines that a material violation of the Code has occurred, the Review Officer shall submit such written documentation upon which the Review Officer made the determination and any additional explanatory material provided by the Access Person, to the Firm’s CCO which may result in further escalation.

Disciplinary actions may include but are not limited to:

•	Verbal admonishment

•	Written acknowledgement from the Access Person that he/she has again reviewed, fully understands, and agrees to abide by the Code

•	Written notice to the Access Person’s Personnel and Compliance files, including steps taken to establish full compliance in the future

•	Fines and/or reversals of trades, with fines or profits to be donated to a charity and losses to be the responsibility of the Access Person

•	Partial or full restriction on all personal trading. The time period for a partial restriction is determined on a case by case basis, a full restriction results in disallowing the Access Person from conducting ANY personal trading for the remainder of his or her association with the Firm.

•	Suspension or termination of employment

Severity of the violation and any history of non-adherence to the Code will be the primary bases for a determination of appropriate disciplinary action.

H.	RECORDKEEPING

The Firm shall maintain records in the manner below, under the conditions described in Rule 204-2 of the Advisers Act and Rule 31a-2 of the 1940 Act. As noted, records shall be maintained in a readily accessible place for at least five (5) years, with the first two (2) years in an office of the Firm.

•	A copy of each Code that has been in effect at any time during the past five (5) years.

•	A record of any violation of the Code and of any action taken as a result of such violation for five (5) years from the end of the fiscal year in which the violation occurred.

•	A record of all written acknowledgments (as required by Rule 204A-1) for each individual who is currently, or within the past five (5) years was, an Access Person of the Firm, shall be retained for five (5) years after the individual ceases to be an Access Person.

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•	A record of each report made by an Access Person pursuant to this Code shall be preserved for a period of not less than five (5) years from the end of the last fiscal year in which it was made.

•	A record of all individuals who have been required to make reports pursuant to this Code shall be preserved for a period of not less than five (5) years from the end of the fiscal year in which it was made.

•	A record of any decision, and reasons supporting the decision, to approve the acquisition of securities by Access Persons for at least five (5) years after the end of the fiscal year in which the approval is granted.

•	A copy of each annual report to the RidgeWorth Funds’ Board of Trustees will be maintained for at least five (5) years from the end of the fiscal year in which it was made.

Note: We believe that, taken in total, the Firm’s practices, policies, and procedures, including the Code of Ethics, comply with the principles and provisions of the CFA Institute’s Asset Manager Code of Professional Conduct. The CFA Institute’s Asset Manager Code outlines the ethical and professional responsibilities of firms that manage assets on behalf of clients, and was developed as part of the CFA Institute’s mission to promote high standards of ethics, integrity, and professional excellence in the investment management industry.

The RidgeWorth Affiliates (not applicable to RidgeWorth Capital Management LLC) who have officially registered with the CFA Institute’s Asset Manager Code program may make a public “Claim of Compliance” stating that they adhere to the CFA’s Asset Manager Code. When making a public claim of compliance on the Firm’s website or in a proposal or presentation, the claim should be worded as follows:

“[Insert Firm’s full name] claims compliance with the CFA Institute Asset Manager Code of Professional Conduct. This claim has not been verified by the CFA Institute.”

Each of the RidgeWorth Affiliates listed below claim compliance with the CFA Institute Asset Manager Code of Professional Conduct. This claim has not been verified by the CFA Institute.

Ceredex Value Advisors LLC	Silvant Capital Management LLC
Certium Asset Management LLC	Seix Investment Advisors LLC